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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                  North American Resorts, Inc.
                        (Name of Issuer)

                 Common Stock, $0.001 par value
                 (Title of Class of Securities)

        Ellen Luthy, c/o Cyclone Financing Group, Inc.,
   2nd Floor, 827 West Pender Street, Vancouver, B.C. V6C 3G8

                         (604) 646-5546

  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                           657093407
                        (CUSIP Number)

                         June 20, 2000
    (Date of Event which Requires Filing of this Statement)

CUSIP No.  657093407

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of
     above persons (entities only).

     Wealthy Investor Network Inc. (Benjamin Traub sole owner)

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)

     (b)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization

     British Columbia, Canada

Number of           7.  Sole Voting Power         7,600,000 [1]
Shares              ----------------------------------------------
Beneficially        8.  Shared Voting Power               0
Owned by            ---------------------------------------------
Each                9.  Sole Dispositive Power    7,600,000 [1]
Reporting           ---------------------------------------------
Person With         10. Shared Dispositive Power          0
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11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person                        7,600,000
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12.  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)
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13.  Percent of Class Represented by Amount in
     Row (11)                                     79.12%
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14.  Type of Reporting Person (See Instructions)  CO
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[1]  The shares of North American Resorts, inc. ("NARI") common stock covered by this report were purchased by the Reporting Person pursuant to the Stock Acquisition Agreement dated May 30, 2000 and finalized on June 20, 2000 ("Stock Acquisition Agreement"); and described in Item 4 of this Report.
     Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of NARI which were purchased by the other buyers as set forth in the Stock Acquisition Agreement (a total of 1,900,000 shares). The 1,900,000 shares represented 19.78% of the total outstanding shares of common stock of NARI as of June 20, 2000.

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Item 1.
Security and Issuer

     This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock") of North American Resorts, Inc. ("NARI") whose principal executive offices are located at 15945 Quality Trail North, Scandia, MN 55073.

Item 2.   Identity and BackgroundThe Reporting Person is:

(a)  Wealthy Investor Network Inc. (100% owned by Benjamin Traub)
(b)  240 - 11948 207th Street, Maple Ridge, B.C. V2X 1X7
(c)  Company for Benjamin Traub investments
(d) The Reporting Person, during the last five years, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
(f)  Canadian

Item 3.   Source and Amount of Funds or Other Consideration

     Benjamin Traub, 100% owner of Wealthy Investor Network Inc. ("WIN") purchased as agent for principals and for WIN 9,500,000 common shares of NARI for $75,000.00 cash. All funds were provided by Benjamin Traub; 7,600,000 common shares were registered in the name of WIN; the balance of 1,900,000 common shares were acquired by various other companies and individuals. Mr. Traub negotiated, funded and performed the required actions of the buyers with respect to the purchase of the NARI common stock.

Item 4.   Purpose of Transaction

     WIN purchased the NARI Common Stock on June 20, 2000 (acquiring 79.12% of the outstanding shares of NARI) for the purpose of NARI locating a suitable investment and obtaining related acquisition financing.
     (a)  Not applicable
     (b)  Not applicable
     (c)  Not applicable
     (d) Pursuant to the Stock Acquisition Agreement, the NARI board of directors resigned on June 20th and Mr. Benjamin Traub (100% owner of WIN) was appointed President and director; and Robert Seitz and Ellen Luthy were appointed new directors and Vice-President and Secretary-Treasurer, respectively.
     (e)  Not applicable
     (f)  Not applicable
     (g)  Not applicable
     (h)  Not applicable


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     (i)  Not applicable
     (j)  Not applicable

Item 5.   Interest in Securities of the Issuer

     (a) The number of shares of NARI Common Stock purchased by the Reporting Person pursuant to the Stock Acquisition Agreement was 7,600,000 which constituted 79.12% of the NARI Common Stock based on the NARI shares issued and outstanding on June 20, 2000. The Reporting Person has the sole right to vote or to dispose of the shares of NARI Common Stock acquired pursuant to the Stock Acquisition Agreement.
     (b)  See (a) above
     (c)  None other than set forth in this Item 5 (a)
     (d) Benjamin Traub, the sole owner of the Reporting Person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the NARI Common Stock owned by Reporting Person.
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable

Item 7.   Material to Be Filed as Exhibits

     (a) Stock Acquisition Agreement dated June 1, 2000 (closing date June 20, 2000) between Ben Traub, as agent for certain principals, and North American Resorts, Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 30, 2000

Signature:

For Wealthy Investor Network, Inc.


By:  /s/ Benjamin E. Traub
     Benjamin E. Traub, President